

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

July 17, 2008

Mr. James Wu
President and Chief Eexective Officer
TransAKT Ltd.
Suite 260,
1414 – 8th Street S.W.
Calgary, Alberta, Canada, T2R 1J6

> **RE:** **TransAKT Ltd.**
> **Form 20-F for the year ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 0-50392**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 20-F for the year ended December 31, 2007
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your audit report was signed by a California audit firm. We also note that you conduct your operations in Canada, China and Taiwan, your revenues appear to be generated in Canada, China and Taiwan and most of your assets appear to be located outside of the United States. Please tell us where the majority of audit work was conducted and how you concluded that it is appropriate to have an audit report issued by an auditor licensed in California.

<u>Consolidated Balance Sheet, page F-2</u>

2.   In future filings, please revise to include your consolidated balance sheet for the comparable prior year, as required by Rule 8-02 of Regulation S-X, Item 8(a) of Form 10-K and Item 17(a) of Form 20-F.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please call me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director